OneConnect Financial Technology Co., Ltd.

10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road

Futian District, Shenzhen, Guangdong, 518000

The People’s Republic of China

August 9, 2023

VIA EDGAR

Jimmy McNamara

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OneConnect Financial Technology Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)
File No. 001-39147

Dear Mr. McNamara and Mr. Dunham:

The Company confirms receipt of the comments on its FY 2022 20-F from the Securities and Exchange Commission dated July 28, 2023 (the “Comment Letter”). The Company respectfully requests an extension to respond to the Comment Letter and will provide its responses via EDGAR as soon as possible, and in any event no later than August 25, 2023.

If you have any additional questions, please contact Mr. Yongtao Luo, the Chief Financial Officer of OneConnect Financial Technology Co., Ltd., by telephone at (86) 21 38638706 or via e-mail at LUOYONGTAO001@ocft.com.

Very truly yours,

By:	/s/ Yongtao Luo
Name:	Yongtao Luo
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP